Exhibit 99.1

March 10, 2016

Press release

Turquoise Hill to announce fourth quarter and full year 2015 financial results on March 17, 2016

VANCOUVER, CANADA – Turquoise Hill Resources will announce its fourth quarter and full year 2015 financial results on Thursday, March 17, 2016 after markets close in North America.

The Company will host a conference call and webcast to discuss fourth quarter and full year results on Friday, March 18, 2016 at 11:00 am EST/8:00 am PST. The conference call can be accessed through the following dial-in details:

North America: 416 340 8018 | 866 225 9256

International: +1 416 340 8018

The conference call will also be simultaneously webcast on Turquoise Hill’s website at www.turquoisehill.com. An archived playback of the call will be available on the Company’s website.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

Investors and Media

Tony Shaffer

Office: +1 604 648 3934

Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com